Pro Forma Consolidated Financial Statements of

Pembina Pipeline Corporation

As at and for the year ended December 31, 2012

PEMBINA PIPELINE CORPORATION

PRO FORMA CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(Unaudited) December 31, 2012 ($ thousands)	Pembina Pipeline Corporation	Pro Forma Adjustments	Reclass Entries	Pro Forma Pembina
Assets:
Current assets
Cash and cash equivalents	27,336			27,336
Trade receivables and other	331,692			331,692
Derivative financial instruments	7,528			7,528
Inventory	108,096			108,096
	474,652			474,652
Non-current assets
Property, plant and equipment	5,014,542			5,014,542
Intangible assets and goodwill	2,622,677			2,622,677
Investment in equity accounted investees	161,205			161,205
Derivative financial instruments	343			343
Other receivables	3,080			3,080
	7,801,847			7,801,847

Total Assets	8,276,499			8,276,499

Liabilities and Shareholders' Equity
Current liabilities
Trade payables and accrued liabilities	344,740			344,740
Dividends payable	39,586			39,586
Loans and borrowings	11,652			11,652
Derivative financial instruments	15,932			15,932
	411,910			411,910
Non-current liabilities
Loans and borrowings	1,932,774			1,932,774
Convertible debentures	609,968			609,968
Derivative financial instruments	51,759			51,759
Employee benefits	28,623			28,623
Share-based payments	17,239			17,239
Deferred revenue	3,099			3,099
Provisions	361,206			361,206
Deferred tax liabilities	584,489			584,489
	3,589,157			3,589,157
Total Liabilities	4,001,067			4,001,067
Shareholders' equity
Equity attributable to shareholders of the Company:
Share capital	5,324,058			5,324,058
Deficit	(1,027,678)			(1,027,678)
Accumulated other comprehensive income	(26,123)			(26,123)
	4,270,257			4,270,257
Non-controlling interest	5,175			5,175
Total Equity	4,275,432			4,275,432

Total Liabilities and Shareholders' Equity	8,276,499			8,276,499

See accompanying notes to the unaudited pro forma consolidated financial statements

PEMBINA PIPELINE CORPORATION

PRO FORMA CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(Unaudited) Year ended December 31, 2012 ($ thousands, except per share amounts)	Pembina	Provident	Pro Forma Adjustments	Reclass Entries	Note	Pro Forma Pembina
Revenue	3,427,402	556,066	(15,938)		2c	3,967,530
Cost of sales	2,920,208		(15,938)	422,900	2c	3,383,584
				21,442
				5,293
				29,679
Gain (loss) on commodity related financial derivative instruments	31,529	(20,054)		1,640		13,115
Gross profit	538,723	536,012		(477,674)		597,061

Cost of goods sold		422,900		(422,900)
Production, operating and maintenance		21,442		(21,442)
Transportation		5,293		(5,293)
Depreciation and amortization		12,141	17,538	(29,679)	2b
Financing charges		10,214		(10,214)
Gain on revaluation of conversion feature of convertible debentures		(7,212)		7,212
General and administrative	97,488	12,146				109,634
Acquisition-related and other expense	24,748	37,088	(61,185)		2a	651
	122,236	514,012	(43,647)	(482,316)		110,285
Results from operating activities	416,487	22,000	43,647	4,642		486,776
Finance income	(6,611)	(1,802)		(7,212)		(15,625)
Finance costs	121,751	1,080		11,854		134,685
Net finance costs	115,140	(722)		4,642		119,060
Earnings before income tax and equity accounted investees	301,347	22,722	43,647			367,716
Share of loss of investments in equity accounted investees (net of tax)	1,056					1,056
Income tax expense	75,339	3,428	10,912		2b	89,679
Earnings for the year	224,952	19,294	32,735			276,981
Other comprehensive income (loss)
Defined benefit plan actuarial losses	(14,568)					(14,568)
Income tax benefit	3,641					3,641
Other comprehensive loss for the year	(10,927)					(10,927)
Total comprehensive income for the year	214,025	19,294	32,735			266,054
Earnings attributable to:
Shareholders of the Company	224,844	18,872	32,735			276,451
Non-controlling interest	108	422				530
	224,952	19,294	32,735			276,981
Total comprehensive income attributable to:
Shareholders of the Company	213,917	18,872	32,735			265,524
Non-controlling interest	108	422				530
	214,025	19,294	32,735			266,054
Earnings per share attributable to shareholders of the Company:
Basic and diluted earnings per share (dollars)	0.87					0.96

See accompanying notes to the unaudited pro forma consolidated financial statements

PEMBINA PIPELINE CORPORATION

NOTES TO THE UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended December 31, 2012

($ thousands, unless otherwise stated)

1.	BASIS OF PREPARATION

The accompanying unaudited pro forma consolidated statement of financial position as at December 31, 2012 and the unaudited pro forma consolidated statement of comprehensive income for the year ended December 31, 2012 of Pembina Pipeline Corporation (“Pembina”) have been prepared by management and reflect the transaction and assumptions as described in Note 2 and should be read in conjunction with Pembina’s audited consolidated financial statements as at and for the year ending December 31, 2012.

The unaudited pro forma financial statements may not be indicative of the results that actually would have occurred if the events reflected therein had been in effect on the dates indicated or of the results which may be obtained in the future. In preparing the financial statements, no adjustments have been made to reflect the operational and administrative benefits that resulted from the Arrangement.

The unaudited pro forma financial statements as at and for the year ending December 31, 2012 have been prepared by management in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board.

It is the opinion of management that these unaudited pro forma financial statements include all of the necessary adjustments for a fair presentation of the combined entity.

2.	PRO FORMA ADJUSTMENTS AND ASSUMPTIONS

On April 2, 2012, Pembina acquired all of the outstanding Provident Energy Ltd. ("Provident") common shares (the "Provident Shares") in exchange for Pembina common shares valued at approximately $3.3 billion (the "Acquisition"). Provident shareholders received 0.425 of a Pembina common share for each Provident Share held for a total of 116.5 million Pembina common shares. On closing, Pembina assumed all of the rights and obligations of Provident relating to the 5.75 percent convertible unsecured subordinated debentures of Provident maturing December 31, 2017, and the 5.75 percent convertible unsecured subordinated debentures of Provident maturing December 31, 2018 (collectively, the "Provident Debentures"). The face value of the outstanding Provident Debentures at April 2, 2012 was $345 million. The debentures remain outstanding and continue with terms and maturity as originally set out in their respective indentures.

The unaudited pro forma consolidated statement of financial position as at December 31, 2012 is no different than the audited consolidated statement of financial position of Pembina as at December 31, 2012, reflecting the acquisition on April 2, 2012.

The unaudited pro forma consolidated statement of comprehensive income for the year ended December 31, 2012, gives effect to the following assumptions and adjustments as if they occurred on January 1, 2012. Pembina amounts include the impact of the acquisition from April 2, 2012. The Provident results represent earnings from the period January 1, 2012 to April 1, 2012.

(a)	Transactions costs incurred of $61.2 million are not included due to the non recurring nature of the costs;

(b)	Cost of sales has been adjusted for the increased depreciation and amortization recognized as a result of the Acquisition. The deferred income tax provision has been adjusted to reflect the adjustment; and

(c)	Intercompany sales and purchases have been eliminated.

Certain figures have been reclassified from Provident’s statement of financial position and statement of comprehensive income to conform with Pembina’s format.

PEMBINA PIPELINE CORPORATION

NOTES TO THE UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended December 31, 2012

($ thousands, unless otherwise stated)

3.	PRO FORMA INCOME PER SHARE

The pro forma basic and diluted earnings per share amounts have been calculated using the weighted average number of Pembina shares estimated to have been outstanding as if the Acquisition had occurred on January 1, 2012. At December 31, 2012, the effect of the conversion of convertible debentures was excluded from the diluted earnings per share calculation as the impact was anti-dilutive.

(thousands of shares)	Year ended December 31, 2012
Weighted average shares outstanding:
Per audited consolidated financial statements	258,869
Effect of shares issued on Provident acquisition for an additional three months	29,292
Weighted average shares outstanding	288,161
Weighted average shares outstanding, diluted
Dilutive effect of Pembina options	614
Weighted average shares outstanding, diluted	288,775

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